Filed Pursuant to Rule 424(b)(3)
Registration No. 333-176604

PREFERRED APARTMENT COMMUNITIES, INC.

SUPPLEMENT NO. 8, DATED APRIL 26, 2013,
TO THE PROSPECTUS, DATED NOVEMBER 18, 2011

This prospectus supplement (this “Supplement No. 8”) is part of the prospectus of Preferred Apartment Communities, Inc. (the “Company”), dated November 18, 2011 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 3, 2012 (“Supplement No. 1”), Supplement No. 2, dated May 11, 2012 (“Supplement No. 2”), Supplement No. 3, dated August 23, 2012 (“Supplement No. 3”), Supplement No. 4, dated September 13, 2012 (“Supplement No. 4”), Supplement No. 5, dated December 31, 2012 (“Supplement No. 5”), Supplement No. 6, dated January 29, 2013 (“Supplement No. 6”), and Supplement No. 7, dated April 11, 2013 (“Supplement No. 7”). This Supplement No. 8 should be read, and will be delivered, with the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6 and Supplement No. 7.

The purpose of this Supplement No. 8 is to:

•
disclose updated operating information, including the status of the offering, the Units currently available for sale, the status of distributions and the status of fees incurred, forgiven and unpaid to the Company’s manager;

•	update disclosure with respect to the Company’s ratio of earnings to fixed charges and preferred stock dividends;

•	update disclosure with respect to the Company’s investments;

•	update disclosure with respect to the Company’s senior secured revolving credit facility;

•	revise disclosure under the heading “Experts;” and

•	update the list of documents incorporated by reference.

PREFERRED APARTMENT COMMUNITIES, INC.

TABLE OF CONTENTS

	Supplement No. 8 Page No.	Prospectus/Supplement Page No.
OPERATING INFORMATION	S-1	N/A
Status of the Offering	S-1	N/A
Units Currently Available for Sale	S-1	N/A
Status of Distributions	S-1	N/A
Status of Fees Incurred, Forgiven and Unpaid	S-4	N/A
PROSPECTUS UPDATES	S-5	N/A
Prospectus Summary	S-5	S-1 (Supplement No. 4)
Risk Factors	S-5	S-1 (Supplement No. 4)
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	S-5	S-11 (Supplement No. 3)
Business; Description of Real Estate Investments	S-7	S-3 (Supplement No. 4), S-35, S-39, S-45-S-48; S-66 (Supplement No. 3)
Certain Relationships and Related Transactions	S-15	S-4 (Supplement No. 4)
Experts	S-16	206
Incorporation of Certain Information by Reference	S-16	S-10 (Supplement No. 1)

i

OPERATING INFORMATION
Status of the Offering
We commenced our reasonable best efforts public offering of up to 150,000 Units, with each Unit consisting of one share of Series A Redeemable Preferred Stock, or Series A Preferred Stock, and one detachable warrant to purchase 20 shares of the our Common Stock, on November 18, 2011. On March 30, 2012, we satisfied the escrow conditions of our public offering. On such date, we received and accepted aggregate subscriptions in excess of $2.0 million and issued 2,155 shares of Series A Preferred Stock and 2,155 warrants to our new Series A Preferred Stock stockholders.
On December 31, 2012, we extended the termination of this offering to December 31, 2013, provided that this offering will be terminated if all the 150,000 Units are sold before such date.
Our common stock is traded on the NYSE MKT (previously known as NYSE AMEX), or NYSE MKT, under the symbol “APTS.” On April 25, 2013, the last reported sale price of our common stock on the NYSE MKT was $9.11 per share.
Units Currently Available for Sale
As of April 26, 2013, there were 44,060 shares of Series A Redeemable Preferred Stock and 44,090 warrants outstanding. As of April 26, 2013, there were 105,910 shares of Series A Preferred Stock and 105,910 warrants available for sale.
Status of Distributions
In order to maintain our status as a REIT for U.S. federal income tax purposes, we must comply with a number of organizational and operating requirements, including a requirement to distribute 90% of our annual real estate investment trust, or REIT, taxable income to our stockholders. As a REIT, we generally will not be subject to federal income taxes on the taxable income we distribute to our stockholders. Generally, our objective is to meet our short-term liquidity requirement of funding the payment of our quarterly common stock and Series B Mandatorily Convertible Cumulative Perpetual Preferred Stock, or Series B Preferred Stock, dividends to stockholders, as well as monthly dividends to holders of our Series A Preferred Stock, through net cash generated from operating results.

For the three-month period ended March 31, 2013 and the twelve-month periods ended December 31, 2012 and December 31, 2011, our dividend and cash-generating activity was:

		Dividends declared
Three-month period ended	Dividend per share of Common Stock*	Common*	Series A Preferred	Total	Cash flow (used in) provided by operating activities
3/31/2011	$—	$—	$—	$—	$(122,686)
6/30/2011	$0.125	$646,487	$—	$646,487	$(697,122)
9/30/2011	$0.125	$646,675	$—	$646,675	$553,596
12/31/2011	$0.125	$646,916	$—	$646,916	$794,172

3/31/2012	$0.13	$673,181	$718	$673,899	$927,394
6/30/2012	$0.13	$677,477	$79,685	$757,162	$869,992
9/30/2012	$0.14	$729,699	$163,059	$892,758	$1,225,510
12/31/2012	$0.145	$771,616	$208,062	$979,678	$1,156,045

3/31/2013	$0.145	$1,477,912	$360,039	$1,837,951	Not yet available
__________________
* For the three-month period ended March 31, 2013, includes dividends in respect of shares of the Series B Preferred Stock and Class A Units of our operating partnership.

We commenced business operations on April 5, 2011 and acquired three multifamily communities and a real estate loan during the second quarter of 2011. Our cash flow from operations for each of the last six three-month periods was sufficient to fund both our quarterly dividends on our common stock and Series B Preferred Stock and Class A Units of our operating partnership and our monthly Series A Preferred Stock dividends for the respective periods. We expect our cash flow from operations for the next twelve months will be sufficient to fund both our quarterly dividends on our common stock, Series B Preferred Stock and Class A Units of our operating partnership and our monthly Series A Preferred Stock dividends.

On November 1, 2012, we declared a quarterly dividend on our common stock of $0.145 per share, an increase of approximately 16% from our initial dividend per share of $0.125 following our initial public offering, or an annualized dividend growth rate of approximately 10.6%. Our board of directors reviews the proposed common stock dividend declarations quarterly, and there can be no assurance that the current dividend level will be maintained.

For the three-month period ended March 31, 2013 and for the twelve-month period ended December 31, 2012, our Series A Preferred Stock dividend activity consisted of:

	Declaration date	Record date	Payment date	Dividend distributions(1)
	4/13/2012	4/30/2012	5/21/2012	$11,486
	5/10/2012	5/31/2012	6/20/2012	25,406
	6/22/2012	6/29/2012	7/20/2012	42,793
	7/22/2012	7/31/2012	8/20/2012	50,878
	8/2/2012	8/31/2012	9/20/2012	54,119
	9/18/2012	9/28/2012	10/22/2012	58,062
	10/20/2012	10/31/2012	11/20/2012	61,553
	11/1/2012	11/30/2012	12/20/2012	66,641
	12/20/2012	12/31/2012	1/22/2013	79,869
	1/24/2013	1/31/2013	2/20/2013	107,551
	2/7/2013	2/28/2013	3/20/2013	119,885
	2/7/2013	3/31/2013	4/22/2013	132,603

				$810,847

(1)
The Series A Preferred Stock receives dividend distributions of $5.00 per share for each full month and, for shares outstanding for less than a full month, a prorated amount based on such monthly rate.

Our board of directors reviews the Series A Preferred Stock dividend monthly to determine whether we have funds legally available for payment of such dividends in cash, and there can be no assurance that the Series A Preferred Stock dividends will consistently be paid in cash. Dividends may be paid as a combination of cash and stock in order to satisfy the annual distribution requirements applicable to REITs. We expect the aggregate dollar amount of monthly Series A Preferred Stock dividend payments to increase at a rate that approximates the rate at which we issue new Units from this offering.

Status of Fees Incurred, Forgiven and Unpaid
The following table reflects the fees and expense reimbursements incurred, forgiven and unpaid to our manager as of and for the periods presented:

(In thousands)	Incurred Year Ended December 31, 2012	Forgiven Year Ended December 31, 2012	Unpaid As of December 31, 2012(1)	Incurred Year Ended December 31, 2011	Forgiven Year Ended December 31, 2011	Unpaid As of December 31, 2011(1)
Acquisition fees	$307,450	$-	$-	$928,500	$-	$-
Asset management fees	576,147	-	55,808	362,427	-	42,608
Property management and leasing fees	410,046	-	8,652	276,358	-	8,241
General and administrative expenses fees	246,576	-	25,840	143,014	-	16,470
Disposition fee on sale of assets	-	-	-	-	-	-
Construction fee, development fee and landscaping fee	-	-	-	-	-	-
Total fees	$1,540,219	$-	$90,300	$1,710,299	$-	$67,319
(1) All unpaid fees were fully paid in the first month following the period presented.

PROSPECTUS UPDATES
Prospectus Summary
The following language is added immediately following the second paragraph on page S-1 of Supplement No. 4.
“On March 28, 2013, Aster Lely Mezzanine Lending, LLC, a wholly owned subsidiary of our operating partnership, or the Aster Lely Lender, made a mezzanine loan of up to $12,713,241.55 to Lely Apartments, LLC, a Georgia limited liability company, in connection with the borrower’s plans to construct a 308-unit multifamily community in Naples, Florida, or the Aster Lely Mezzanine Loan. Approximately $2.2 million of the Aster Lely Mezzanine Loan was funded by the Aster Lely Lender to the borrower on the closing date and the balance of the Aster Lely Mezzanine Loan is expected to be drawn by the borrower over approximately the next five months.”
Risk Factors
The following language replaces in its entirety the heading to the risk factor on page S-1 of Supplement No. 4 entitled “The credit agreement for our senior secured revolving credit facility, or the Revolving Facility Credit Agreement, contains, and future financing arrangements will likely contain, restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.”
“The credit agreement, as amended, for our senior secured revolving credit facility, or the Revolving Facility Credit Agreement, contains, and future financing arrangements will likely contain, restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.”
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
The following language replaces in its entirety the disclosure relating to the Ratio of Earnings to Fixed Charges and Preferred Stock Dividends on page S-11 of Supplement No. 3.
"Our consolidated ratio of earnings to fixed charges and preferred stock dividends for the years ended December 31, 2010, 2011 and 2012 are set forth below. We did not have any shares of preferred stock outstanding at December 31, 2011. Since we commenced revenue-generating operations in April 2011, the ratio of earnings to fixed charges is not a meaningful measure for any period prior to 2011.

	Year ended December 31,
	2012	2011	2010
Earnings:
Net loss to the Company	$(614,530)	$(8,495,423)	$(766,199)
Add:
Combined fixed charges and preferred dividends (see below)	2,955,485	1,514,580	15,064
Total earnings	$2,340,955	$(6,980,843)	$(751,135)

Fixed charges:
Interest expense	$2,310,667	$1,450,101	$15,064

Amortization of deferred loan costs
related to mortgage indebtedness	194,012	64,479	-
Total fixed charges	2,504,679	1,514,580	15,064

Preferred dividends	450,806	-	-
Total Combined fixed charges and
preferred dividends	$2,955,485	$1,514,580	$15,064

Ratio of Earnings to Combined fixed charges and preferred dividends	(1)	(1)	(1)
__________________________

(1)
The computation of our ratios of earnings to combined fixed charges and preferred stock dividends indicates that earnings were inadequate to cover combined fixed charges and preferred stock dividends by approximately $615 thousand and $8.5 million for the twelve months ended December 31, 2012 and 2011, respectively. Since we commenced revenue-generating operations in April 2011, the ratio of earnings to fixed charges is not a meaningful measure for any period prior to 2011.

Our ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing earnings by combined fixed charges and preferred stock dividends. For these purposes, “earnings” consists of net loss available to the Company plus fixed charges and preferred stock dividends, less the value of unamortized deferred loan costs. Net loss is computed in accordance with GAAP and includes such non-cash items as real estate depreciation, and amortization of the values of customer relationships, leases in place and deferred loan costs. Net loss also includes one-time transactional costs relating to our IPO and organizational costs. “Fixed charges” consist of interest expense on mortgage debt secured by our three multifamily communities, and capitalization and amortization of deferred loan costs. Interest income is not included in this computation. Preferred dividends consist of dividends accrued on our Series A Preferred Stock, which were first issued during 2012."

Business; Description of Real Estate Investments

The following language replaces in its entirety the section entitled "Summit Crossing" beginning on page S-45 of Supplement No. 3.

"On April 21, 2011, we completed the acquisition of 100% of the membership interests in PAC Summit Crossing, LLC, a Georgia limited liability company (f/k/a Oxford Summit Partners LLC), the fee-simple owner of Summit Crossing, a 345-unit multifamily community located in suburban Atlanta, Georgia, for a total purchase price of $33.2 million, exclusive of acquisition-related and financing-related transaction costs.

We funded the purchase price from proceeds of the IPO and concurrent private placement transaction and a non-recourse first mortgage loan in the original principal amount of approximately $20.9 million. The loan bears interest at a fixed rate of interest equal to 4.71% per annum. The loan requires monthly payments of accrued interest only from the period of June 1, 2011 to May 1, 2014. Beginning on June 1, 2014, the loan will require monthly payments of accrued interest and principal based on a 30-year amortization period. The loan matures on May 1, 2018. The loan may not be partially prepaid, but may be prepaid in full at any time. However, any prepayment before February 1, 2018 will require us to pay a prepayment premium. The prepayment premium is the greater of (1) 1% of the loan balance and (2) the present value of the difference in payments implied between the stated interest rate on the loan and the equivalent rate on a U.S. Treasury security whose maturity coincides with the maturity of the loan at the time the prepayment is being calculated. In the case where a U.S. Treasury security does not have a maturity date equal to the maturity date of the loan, the interpolation of the yield between the securities immediately shorter and immediately longer than the maturity of the loan shall be used. At maturity a balance of approximately $14.3 million will be due on the loan, assuming no prior principal prepayment on the loan.

Summit Crossing is a multifamily community consisting of 345 units located in suburban Atlanta, Georgia. The community consists of 26 garden and townhome buildings on a 19-acre landscaped setting. A gated and controlled access community, Summit Crossing is comprised of a unit mix of 83 one-bedroom garden apartment homes, 40 one-bedroom townhomes, 53 two-bedroom garden apartment homes, 166 two-bedroom townhomes and 3 three-bedroom garden apartment homes. The property was constructed in 2007 and its apartment homes have an average size of 1,034 square feet. We believe that the Summit Crossing property is suitable and adequate for use as a multifamily apartment complex. No major renovations, improvements or developments are planned for the Summit Crossing property.

There are currently nine other apartment communities in the area that we believe are competitive with Summit Crossing, with seven of those properties located two to three miles south in Alpharetta/North Fulton County. Including Summit Crossing, these ten properties total 3,842 units, have an average unit size of 1,094 square feet and an average year of construction of 2000. In addition to existing competitive properties, the market in which Summit Crossing is located currently has three properties in its competitive submarket that are entitled for multifamily development. These projects would represent an aggregate of 1,000 units and all three could potentially start in the next 6-12 months. In addition, an affiliate of the seller of

Summit Crossing owns one adjacent parcel entitled for multi-family development that would allow for the future development of a 172 unit community. The Company has made a mezzanine loan on an additional 140 unit property adjacent to Summit Crossing. The property broke ground in the second quarter of 2012 and is expecting to deliver units around mid-year 2013. In addition to the specific competitive conditions described above, general competitive conditions affecting Summit Crossing include those identified in the section entitled "— Competition" included elsewhere in this prospectus.

All the leased space is residential with leases ranging from an initial term of three months to one year. The historical occupancy rate (determined by the total number of units actually occupied at the specific point in time indicated) for the last five years is as follows:

At December 31, 2012	92.8%
At December 31, 2011	94.5%
At December 31, 2010	94.8%
At December 31, 2009	93.8%
At December 31, 2008	85.4%

No single tenant occupies 10% or more of Summit Crossing.

The historical effective net annual rental rate per unit (including any tenant concessions and abatements) at Summit Crossing is as follows:

At December 31, 2012	$11,315
At December 31, 2011	$10,805
At December 31, 2010	$10,476
At December 31, 2009	$10,212
At December 31, 2008	$10,728

Property taxes paid on Summit Crossing for the fiscal year ended December 31, 2012 were $160,124.77. Summit Crossing was subject to a tax rate of 2.6574% of its assessed value.

Under a contract with our manager, PRM, an affiliate of our manager, acts as property manager of Summit Crossing. In the opinion of the management of the Company, Summit Crossing is adequately covered by insurance."

The following language replaces in its entirety the section entitled "Stone Rise" beginning on page S-46 of Supplement No. 3.

"On April 15, 2011, we completed the acquisition of 100% of the membership interests in Stone Rise Apartments, LLC, a Delaware limited liability company (f/k/a Oxford Rise JV LLC), the fee-simple owner of Stone Rise, a 216-unit multifamily apartment community located in suburban Philadelphia, Pennsylvania, for a total purchase price of $30.15 million, exclusive of acquisition-related and financing-related transaction costs.

We funded the purchase price from proceeds of the IPO and concurrent private placement transaction and a non-recourse first mortgage in the original principal amount of $19.5 million. The loan bears interest at an adjustable interest rate that is calculated each month. The adjustable interest rate is set at 277 basis points above the British Banker’s Association’s one month LIBOR and is capped at 7.25% per annum. The loan requires monthly payments of accrued interest only from the period of June 1, 2011 to May 1, 2014. Beginning on June 1, 2014, the loan will require monthly payments of accrued interest and principal based on a 30-year amortization period. The loan matures on May 1, 2018. The loan may not be partially prepaid, but may be prepaid in full at any time. However, any prepayment before February 1, 2018 will require us to pay a prepayment premium. Prepayment premiums are as follows: Year 1 — 5% of principal being prepaid; Year 2— 4% of principal being prepaid; Year 3 — 3% of principal being prepaid; Year 4 — 2% of principal being prepaid; and Year 5 to maturity — 1% of principal being prepaid. At maturity a balance of approximately $17.0 million will be due on the loan, assuming no prior principal prepayment on the loan.

Stone Rise is an existing multifamily apartment complex consisting of 216 units located in suburban Philadelphia, Pennsylvania. The community consists of 8 garden buildings on a 20-acre landscaped setting. Stone Rise is comprised of a unit mix of 72 one-bedroom garden apartment homes and 144 two-bedroom garden apartment homes. The property was constructed in 2008 and its apartment homes have an average size of 1,078 square feet. We believe the Stone Rise property is suitable and adequate for use as a multifamily apartment complex. No major renovations, improvements or developments are planned for the Stone Rise property.

There are currently six other apartment communities in the area that we believe are competitive with Stone Rise. All these properties are located south of Stone Rise nearer to Interstate 76 and Highway 202. Including Stone Rise, the seven properties total 1,602 units, have an average unit size of 1,027 square feet and an average year of construction of 2002. Further, in Chester County, Pennsylvania, the county in which Stone Rise is located, we believe no new construction of multifamily properties is currently on-going or planned. In addition, new construction is constrained due to a current lack of sewer availability that requires any new construction to bear the burden of constructing and maintaining a waste water treatment plant and drip irrigation system. In addition to the specific competitive conditions described above, general competitive conditions affecting Stone Rise include those identified in the section entitled "— Competition" included elsewhere in this prospectus.

All the leased space is residential with leases ranging from an initial term of three months to one year. The historical occupancy rate (determined by the total number of units actually occupied at the specific point in time indicated) for the last five years is as follows:

At December 31, 2012	94.9%
At December 31, 2011	93.1%
At December 31, 2010	94.0%
At December 31, 2009	79.2%
At December 31, 2008	21.8%

No single tenant occupies 10% or more of Stone Rise.

The historical effective net annual rental rate per unit (including any tenant concessions and abatements) at Stone Rise is as follows:

At December 31, 2012	$15,459
At December 31, 2011	$15,048
At December 31, 2010	$14,640
At December 31, 2009	$14,556
At December 31, 2008	$16,284

Property taxes paid on Stone Rise for the fiscal year ended December 31, 2012 were $363,553.46. Stone Rise was subject to a base property tax rate of 3.2664% of its assessed value.

Under a contract with our manager, PRM, an affiliate of our manager, acts as property manager of Stone Rise. In the opinion of the management of the Company, Stone Rise is adequately covered by insurance."

The following language replaces in its entirety the section entitled "Trail Creek" beginning on page S-47 of Supplement No. 3.

"On April 29, 2011, we, through our indirectly wholly owned subsidiary, Trail Creek Apartments, LLC, completed the acquisition of Trail Creek, a 204-unit multifamily townhome community located in Hampton, Virginia, for a total purchase price of $23.5 million, exclusive of acquisition-related and financing-related transaction costs.

We purchased a fee-simple interest in the property from Oxford Trail JV LLC and funded the purchase price from proceeds of the IPO and concurrent private placement transaction and a non-recourse first mortgage in the original principal amount of approximately $15.3 million. The loan bears interest at an adjustable interest rate that is calculated each month. The adjustable interest rate is set at 2.80% above LIBOR, and is capped at 6.85% per annum. The loan requires monthly payments of accrued interest only from the period of June 1, 2011 to May 1, 2014. Beginning on June 1, 2014, the loan will require monthly payments of accrued interest and principal based on a 30-year amortization period. The loan matures on May 1, 2018. The loan may not be partially prepaid but may be prepaid in full at any time. However, any prepayment before February 1, 2018 will require us to pay a prepayment premium. Prepayment premiums are as follows: Year 1 —5% of the loan balance; Year 2 — 4% of the loan balance; Year 3 — 3% of the loan balance; Year 4 —2% of the loan balance; and Year 5 to maturity — 1% of the loan balance. At maturity a balance of approximately $18.1 million will be due on the loan, assuming no prior principal prepayment on the loan.

Trail Creek is a multifamily community consisting of 204 units located in Hampton, Virginia. The community consists of 20 two-story townhome buildings on approximately 16.92 acres. Trail Creek is comprised of a unit mix of 84 one-bedroom townhomes and 120 two-

bedroom townhomes. The property was constructed in 2006 and its townhomes have an average size of 988 square feet. We believe the Trail Creek property is suitable and adequate for use as a multifamily apartment complex. No major renovations, improvements or developments are planned for the Trail Creek property.

There are currently seven other apartment communities in the area that we believe are competitive with Trail Creek, with five of those properties located within approximately two to three miles of Trail Creek. Including Trail Creek, these eight properties total 1,981 units, have an average unit size of 1,009 square feet and an average year of construction of 2004. In addition to existing competitive properties, the market in which Trail Creek is located currently has three properties either planned or under construction that total 412 units. One of these properties is the 96 unit community the Company funded a mezzanine loan on in June of 2011, which completed construction in late 2012. In addition to the specific competitive conditions described above, general competitive conditions affecting Trail Creek include those identified in the section entitled "— Competition" included elsewhere in this prospectus.

All the leased space is residential with leases ranging from an initial term of three months to one year. The historical occupancy rate (determined by the total number of units actually occupied at the specific point in time indicated) for the last five years is as follows:

At December 31, 2012	91.7%
At December 31, 2011	96.1%
At December 31, 2010	97.3%
At December 31, 2009	94.8%
At December 31, 2008	92.1%

No single tenant occupies 10% or more of Trail Creek.

The historical effective net annual rental rate per unit (including any tenant concessions and abatements) at Trail Creek is as follows:

At December 31, 2012	$13,211
At December 31, 2011	$13,066
At December 31, 2010	$12,528
At December 31, 2009	$12,326
At December 31, 2008	$12,360

Property taxes paid on Trail Creek for the fiscal year ended December 31, 2012 were $231,303.04. Trail Creek was subject to a tax rate of 1.0725% of its assessed value.

Under a contract with our manager, PRM, an affiliate of our manager, acts as property manager of Trail Creek. In the opinion of the management of the Company, Trail Creek is adequately covered by insurance."

The reference in the first paragraph under the section entitled “Depreciation” on page S-48 of Supplement No. 3 to “March 31, 2012” is replaced with the text “December 31, 2012.”
The following language is added immediately following the first full paragraph on page S-3 of Supplement No. 4.
“Aster Lely Mezzanine Loan
On March 28, 2013, the Aster Lely Lender made the Aster Lely Mezzanine Loan to Lely Apartments, LLC in connection with the borrower’s plans to construct a 308-multifamily community in Naples, Florida. Approximately $2.2 million of the Aster Lely Mezzanine Loan was funded by the Aster Lely Lender to the borrower on the closing date and the balance of the Aster Lely Mezzanine Loan is expected to be drawn by the borrower over approximately the next five months.
In connection with the closing of the Aster Lely Mezzanine Loan, the Aster Lely Lender received a loan fee of 2% of the maximum loan amount of the Aster Lely Mezzanine Loan, or $254,265 (approximately $9,133 of which was paid prior to the closing date). In addition, we paid a fee of $127,132, or 1% of the maximum loan amount of the Aster Lely Mezzanine Loan, to our manager as an acquisition fee in accordance with the terms of the management agreement, of which WOF received $1,271 through its special limited liability company interest in our manager.
The Aster Lely Mezzanine Loan matures on January 31, 2016, with the borrower having the right to extend the maturity date to January 31, 2017 and an additional option to extend the maturity date to January 31, 2018. The Aster Lely Mezzanine Loan bears interest at a fixed rate of 8.0% per annum. Interest will be paid monthly with principal and any accrued but unpaid interest due at maturity. The Aster Lely Mezzanine Loan is subordinate to a senior loan of up to an aggregate amount of approximately $25 million that is held by an unrelated third party, or the Aster Lely Senior Loan. The Aster Lely Mezzanine Loan is secured by a pledge of 100% of the membership interests in Aster Lely Apartments, LLC, a Georgia limited liability company, a wholly owned subsidiary of borrower and the ultimate owner of the to-be-constructed property. W. Clark Butler and Jeff D. Warshaw, both unaffiliated third parties, have guaranteed to the Aster Lely Lender the completion of the project in accordance with the plans and specifications and have provided a full payment guaranty. These guaranties are subject to the rights held by the senior lender pursuant to a customary intercreditor agreement between the Aster Lely Lender and the senior lender.
Under the terms of a purchase option agreement entered into concurrently and in connection with the closing of the Aster Lely Mezzanine Loan, the Aster Lely Lender has an exclusive option (but not an obligation) to purchase the property between and including April 1, 2016 and August 30, 2016 for a pre-negotiated purchase price of $43,500,000. If the property is sold to, or refinanced by, a third party at any time, or is paid off at any time, the Aster Lely Lender will be entitled to an exit fee in the amount required to provide a rate of return on the Aster Lely Mezzanine Loan of 14.0% per annum, based on cumulative non-compounded interest on a loan amount of $12,713,241.55, as borrowed; provided, however, that such exit fee shall not be required to be paid if the Aster Lely Lender or a wholly owned direct or indirect subsidiary of the Aster Lely Lender acquires the property at any time during the term of the Aster Lely Mezzanine Loan.”
The following language replaces in its entirety the final two sentences of the second paragraph on page S-35 of Supplement No. 3.

“In connection with entering into a forward purchase or option to purchase contract, we may be required to provide a deposit, a mezzanine loan or other assurances of our ability to perform our obligations under the forward purchase or option to purchase contract. See the section entitled “Business — Real Estate Loan Investments” elsewhere in this prospectus for a detailed description of the terms of the Oxford Hampton Mezzanine Loan, the Oxford Summit II Mezzanine Loan, the City Vista Mezzanine Loan, City Park Mezzanine Loan and the Aster Lely Mezzanine Loan.”
The following language replaces in its entirety the section entitled “Revolving Credit Facility” beginning on page S-3 of Supplement No. 4.

“Revolving Credit Facility

On August 31, 2012, we and our operating partnership entered into a credit agreement with KeyBank National Association, or KeyBank, and the other lenders party thereto, to obtain a $15,000,000 senior secured revolving credit facility. On April 4, 2013, we and our operating partnership entered into a modification agreement with KeyBank and the other lenders party thereto to amend the terms of the original credit agreement. The modification agreement, among other things, increased the amount available under the original credit agreement to $30,000,000. We refer herein to the original credit agreement, as modified by the modification agreement, as the Revolving Facility Credit Agreement. As of April 25, 2013, there was no outstanding balance on the senior secured revolving credit facility.

We and our operating partnership may use the available proceeds under the senior secured revolving credit facility, on an as needed basis, to fund investments, capital expenditures, dividends (with KeyBank’s consent) and working capital and other general corporate purposes.

At our operating partnership’s election, loans made under the senior secured revolving credit facility bear interest at a rate per annum equal to either: (x) the greater of: (1) KeyBank’s “prime rate”, (2) the Federal Funds Effective Rate (as defined in the Revolving Facility Credit Agreement) plus 0.5%, and (3) the Adjusted Eurodollar Rate (as defined in the Revolving Facility Credit Agreement) for a one-month interest period plus 1.00%, or collectively the Base Rate; or (y), the one-, two-, three-, or six-month per annum LIBOR for deposits in the applicable currency, or the Eurodollar Rate, as selected by our operating partnership, plus an applicable margin. The applicable margin for Eurodollar Rate loans is 4.50% and the applicable margin for Base Rate loans is 3.50%. Commitment fees on the average daily unused portion of the senior secured revolving credit facility are payable at a rate per annum of 0.5%.

The senior secured revolving credit facility has a maturity date of April 4, 2014. Our operating partnership has the right to prepay amounts owing under the senior secured revolving credit facility, in whole or in part, without premium or penalty, subject to any breakage costs and minimum repayment amounts of $100,000 on Eurodollar Rate loans and $500,000 on Base Rate loans. Our operating partnership is required to prepay amounts owing under the senior secured revolving credit facility with the net proceeds from certain transactions or events, including (subject to certain exceptions) (x) sales of equity securities by the Company or any of its subsidiaries; (y) repayment of principal under any note receivable of the Company or any of its subsidiaries; and (z) asset sales by the Company or any of its subsidiaries.

Interest on Base Rate loans is payable monthly in arrears on the first business day of each month. Interest on Eurodollar Rate loans is payable at the end of each interest rate period, or, in the case of an interest period that is longer than three months, at the end of each three-month interval within such interest rate period. Principal and any accrued but unpaid interest is due at maturity on April 4, 2014.

Borrowings under the senior secured revolving credit facility are secured by, among other things, a pledge by our operating partnership of specified assets (including real property, if any), stock and other interests as collateral for the senior secured revolving credit facility obligations. The specified assets that have been pledged include, among other things, 100% of the ownership of each of our operating partnership’s current and future mezzanine loan subsidiaries, or the Mezzanine Loan Subsidiaries, and 49% of the ownership, or the 49% Pledged Interests, of each of our operating partnership’s current and future real estate subsidiaries, or the Real Estate Subsidiaries. The senior secured revolving credit facility also is secured by a joint and several repayment guaranty from us and each of the Mezzanine Loan Subsidiaries and a collateral assignment of loan documents by each of the Mezzanine Loan Subsidiaries and our operating partnership. In addition, our operating partnership and KeyBank have entered into buy-sell agreements for each of the Real Estate Subsidiaries whereby, following a foreclosure by KeyBank on the 49% Pledged Interests, KeyBank can trigger a process whereby our operating partnership can buy the 49% Pledged Interest from KeyBank or KeyBank can buy the non-pledged 51% ownership interest of our operating partnership in each of such Real Estate Subsidiaries.

The Revolving Facility Credit Agreement contains certain affirmative and negative covenants, including negative covenants that limit or restrict, among other things, secured and unsecured indebtedness, mergers and fundamental changes, investments and acquisitions, liens and encumbrances, dividends, transactions with affiliates, burdensome agreements, changes in fiscal year and other matters customarily restricted in such agreements. The material financial covenants, ratios or tests contained in the senior secured credit facility are as follows:

•	the Company must maintain a consolidated net worth of at least $50 million plus 75% of the net proceeds any equity offering of the Company, our operating partnership or their subsidiaries.

•	the Company’s consolidated net worth at December 31, 2013 must be greater than or equal to $125 million.

•	the Company must maintain a ratio of consolidated senior indebtedness to total asset value of not more than 0.60 to 1.00.

•	the Company must maintain a ratio of consolidated total indebtedness to total asset value of not more than 0.65 to 1.00.

•	the Company must maintain a ratio of consolidated adjusted EBITDA to debt service coverage of at least 1.50 to 1.00.

•
the Company must maintain a ratio of the stabilized adjusted net operating income of the Real Estate Subsidiaries to the aggregate amount of the indebtedness of the Real Estate Subsidiaries plus the amount outstanding under the senior secured revolving credit facility of not less than 7.75%.

•	the Company and our operating partnership may not pay dividends in excess of the greater of (x) 95% of AFFO and (y) the amount for the Company to maintain its status as a REIT under the Code.

If an event of default shall occur and be continuing under the Revolving Facility Credit Agreement, the commitments under the Revolving Facility Credit Agreement may be terminated and the principal amount outstanding under the Revolving Facility Credit Agreement, together with all accrued and unpaid interest and other amounts owing in respect thereof, may be declared immediately due and payable by KeyBank.”
Certain Relationships and Related Transactions
The following language replaces in its entirety the second paragraph under the section entitled “Certain Relationships and Related Transactions” on page S-4 of Supplement No. 4.
“In connection with the closing of the City Park Mezzanine Loan, a subsidiary of our operating partnership received a loan fee of 2% of the amount of the City Park Mezzanine Loan funded on the closing date, or $104,430. In addition, we paid a fee of $50,715, or 1.0% of the amount of the City Park Mezzanine Loan funded on the closing date, to our manager as an acquisition fee in accordance with the terms of the management agreement, of which WOF received $507 through its special limited liability interest in our manager. As the City Park Mezzanine Loan is drawn by the borrower, a subsidiary of our operating partnership that is lender of the City Park Mezzanine Loan will receive a loan fee of 2% of the amount funded from time to time to the borrower and we will pay to our manager a fee of 1% of the amount funded from time to time to the borrower as an acquisition fee in accordance with the terms of the management agreement.
Finally, in connection with the closing of the Aster Lely Mezzanine Loan, the Aster Lely Lender received a loan fee of 2% of the maximum amount of the Aster Lely Mezzanine Loan, or approximately $254,265 (approximately $9,133 of which was paid prior to the closing date). In addition, we paid a fee of approximately $127,132, or 1% of the maximum amount of the Aster Lely Mezzanine Loan, to our manager as an acquisition fee in accordance with the terms of the management agreement, of which WOF received $1,271 through its special limited liability interest in our manager.”

Experts
The following language replaces in its entirety the section entitled “Experts” on page 206 of the Prospectus.
“The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Preferred Apartment Communities, Inc. for the year ended December 31, 2012 and the audited combined statements of revenue and certain operating expenses of Lake Cameron, McNeil Ranch and Ashford Park included on page F-2 of Preferred Apartment Communities, Inc.’s Current Report on Form 8-K/A dated January 17, 2013 and filed with the Securities and Exchange Commission on April 3, 2013 have been so incorporated in reliance on the reports (which the report on the statement of revenues and certain operating expenses expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statement) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The audited combined statements of revenue and certain operating expenses for the years ended December 31, 2010, 2009 and 2008 of Oxford Rise and Oxford Summit, included in this prospectus have been so included in reliance on the reports (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The statement of revenues and certain operating expenses of the Acquired Property (Oxford Trail) for the year ended December 31, 2010 included in this Prospectus has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statement). Such statement has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.”
Incorporation of Certain Information by Reference
The following language replaces the three bullet points following the second full paragraph in the section entitled “Incorporation of Certain Information by Reference” on page S-10 of Supplement No. 1.
“• Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC on March 15, 2013;

•
Our Current Reports on Form 8-K and amendments thereto on Form 8-K/A, as applicable, filed with the SEC on January 4, 2013, January 23, 2013, January 28, 2013, January 29, 2013, April 2, 2013, April 3, 2013, April 4, 2013, and April 5, 2013; and

•	Definitive Proxy Statement in respect of our 2013 meeting of stockholders filed with the SEC on March 21, 2013.”